UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-40527

DIGI POWER X INC.

(Translation of registrant’s name into English)

110 Yonge Street, Suite 1601, Toronto, Ontario M5C 1T4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K (this “Form 6-K/A”) amends the Form 6-K furnished by the Registrant to the Securities and Exchange Commission on June 9, 2025 to file an updated material change report (the “Material Change Report”) and provide revised disclosure in the following paragraph to reflect the Material Change Report and updated date thereof.

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On June 10, 2025, the Registrant filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval + the Material Change Report that included a copy of a press release, a copy of which is attached hereto as Exhibit 99.1. The inclusion of any website address herein, including in any exhibit attached hereto, is intended to be an inactive textual reference only and not an active hyperlink. The information contained in, or that can be accessed through, each such website is not part of this Form 6-K/A or incorporated herein.

See “Exhibits” below.

Exhibits

Exhibit Number	Description
99.1	Material Change Report dated June 10, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGI POWER X INC.

	By:	/s/ Michel Amar
		Name:	Michel Amar
		Title:	Chief Executive Officer

Date: June 10, 2025